Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                              10 March 2006

                              WPP GROUP PLC ("WPP")

                   J W T acquires 65% stake in Always in China


WPP announces that its wholly-owned operating company JWT, the leading advertising agency network, has acquired, subject to regulatory approval, 65% of the issued share capital of Sapphire Bright Limited, which wholly owns Shanghai Always Marketing Services Co., Ltd. and Shanghai Power Force Marketing Services Co., Ltd., (together "Always") the leading promotional and merchandising companies in the People's Republic of China.

Founded in 2002 and based in Shanghai, Always employs 250 people, and has offices in Beijing, Chengdu, Guangzhou, Shenzhen and more than 20 other locations throughout China. Always had unaudited revenues of CNY 82m (US$10.1m) for the year ended 31 December 2004, with net assets as at the same date of CNY 4.7m ($US0.6m). Clients include Unilever, Visa, Colgate, UT Starcom, McCormick, Pepsi Food, Exxon Mobile and Cadbury.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors.

For further information please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com